December 8, 2016

Securities and Exchange Commission                            VIA EDGAR
Office of Insurance Products
Attn: Kimberly A. Browning
100 “F” Street NE
Washington, D.C. 20549-8629

Re:     Form N-6 for Symetra Life Insurance Company and Symetra Separate Account SL
File No. 811-04909/File No. 333-213191

Commissioners:

On behalf of Symetra Life Insurance Company ("Symetra Life") and Symetra Separate Account SL (the “Registrant”) we are filing this correspondence in connection with the Form N-6 registration statement (File Nos. 811-04909/333-213191) via EDGAR.

Symetra Life and the Registrant represent that all changes in response to staff comments will be incorporated in our 497 filing, specifically adding disclosure of estate taxes under the Tax Benefits section found on page 2 of the prospectus to clarify that, although the death benefit may be excluded from the gross income of the beneficiary, estate taxes may apply.

In connection with the above referenced Form N-6 registration statement and subsequent comments made by the Commission, Symetra Life on behalf of the Separate Account acknowledges that:

•	The Separate Account is responsible for the adequacy and accuracy of the disclosures in the filings;

•
The Staff’s comments or suggested changes to the disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Separate Account may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please direct any questions or comments regarding the Registration Statement to me at (425) 256-8764. Thank you in advance for your assistance in this matter.

Sincerely,

/s/ Michaelanne Ehrenberg

Michaelanne Ehrenberg
Vice President and Associate General Counsel
Symetra Life Insurance Company